Filed by Albemarle Corporation

(Commission File No.: 1-12658)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.

(Commission File No: 1-32609)

Transcript: Albemarle Earnings Call

Event Date: 2014-07-31

Forward-Looking Statements

Some of the information presented in this transcript, including, without limitation, statements with respect to the transaction with Rockwood Holdings, Inc. (“Rockwood”) and the anticipated consequences and benefits of that transaction, the targeted close date for that transaction, statements with respect to product development, changes in productivity, market trends, price, volume and mix changes, expected growth and earnings, input costs, surcharges, tax rates, stock repurchases, dividends, economic trends, outlook and all other information relating to matters that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that actual results will not differ materially. Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of necessary regulatory approvals for the Rockwood transaction; the ability to finance the transaction; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy and in our ability to pass through such increases; acquisitions and divestitures, and changes in performance of acquired companies; changes in our markets in general; fluctuations in foreign currencies; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; the inability to maintain current levels of product or premises liability insurance or the denial of such coverage; political unrest affecting the global economy, including adverse effects from terrorism or hostilities; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; the inability to achieve results from our global manufacturing cost reduction initiatives as well as our ongoing continuous improvement and rationalization programs; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; changes in monetary policies, inflation or interest rates that may impact our ability to raise capital or increase our cost of funds, impact the performance of our pension fund investments and increase our pension expense and funding obligations; volatility and substantial uncertainties in the debt and equity markets; technology or intellectual property infringement, including cyber security breaches, and other innovation risks; decisions we may make in the future; and the other factors detailed from time to time in the reports we file with the Securities and Exchange Commission (“SEC”), including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

Important Information for Stockholders and Investors

Nothing in this transcript shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC, and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Participants:

C: Lorin Crenshaw; Albemarle Corporation; VP, IR and Treasurer

C: Luke Kissam; Albemarle Corporation; President and CEO

C: Scott Tozier; Albemarle Corporation; SVP and CFO

P: Mike Sison; KeyBanc Capital Markets; Analyst

P: Unidentified Participant;

C: Michael Wilson; Albemarle Corporation; SVP and President, Catalyst Solutions

C: Matt Juneau; Albemarle Corporation; SVP and President, Performance Chemicals

P: Robert Koort; Goldman Sachs; Analyst

P: Laurence Alexander; Jefferies & Company; Analyst

P: James Sheehan; SunTrust Robinson Humphrey; Analyst

P: David Begleiter; Deutsche Bank; Analyst

P: Mike Ritzenthaler; Piper Jaffray & Co.; Analyst

P: Dmitry Silversteyn; Longbow Research; Analyst

P: Chris Kapsch; Topeka Capital Markets; Analyst

P: Steve Schwartz; First Analysis Securities; Analyst

Operator: Good day, ladies and gentlemen, and welcome to the second-quarter 2014 Albemarle Corporation earnings conference call. My name is Francis and I will be your coordinator for today. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, to Mr. Lorin Crenshaw, Vice President, Treasurer, and Investor Relations. You may proceed.

Lorin Crenshaw: Thank you, Francis, and welcome, everyone, to Albemarle’s second-quarter 2014 earnings conference call. Our earnings were released after the close of the market yesterday and you will find our press release, earnings presentation, and non-GAAP reconciliations posted on our website under the investor section at albemarle.com.

Joining me on the call today are Luke Kissam, Chief Executive Officer; Scott Tozier, Chief Financial Officer; Matt Juneau, President Performance Chemicals; and Michael Wilson, President, Catalyst Solutions.

As an initial matter, we would like to note that our discussion today will include statements regarding the proposed merger between Albemarle Corporation and Rockwood Holdings. Certain statements regarding this transaction as well as certain statements related to Albemarle’s plans, strategy, and expectations regarding the future performance of the Company may constitute forward-looking statements within the meaning of federal securities laws.

Please note the cautionary language about our forward-looking statements contained in our press release posted on our website this morning as well as in our filings with the SEC related to the transaction. That same language applies to this call.

Please note that our comments today regarding our financial results exclude discontinued operations, special and nonoperating items. Reconciliations related to any non-GAAP financial measures discussed may be found in our press release or earnings presentation, which are posted on our website.

You should also know that this communication does not constitute an offer to sell or solicitation of an offer to buy any securities or solicitation of any vote or approval. In connection with the proposed transaction with Rockwood Holdings, we will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction.

After the registration statement has been declared effective by the SEC, the definitive joint proxy statement prospectus will be mailed to Albemarle shareholders and Rockwood shareholders. You should review these and other materials filed with the SEC carefully, as they will include important information regarding the proposed transaction.

Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement and prospectus as well as other filings containing information about Albemarle and Rockwood without charge at the SEC’s website, sec.gov, by calling our investor relations department at 225-388-7322, or from other sources which we identified on our website and in our filings with the SEC.

Albemarle, Rockwood, their respective directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in the proxy statement filed with the SEC on March 28, 2014, and additional information will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources previously mentioned.

With that, I will turn the call over to Luke.

Luke Kissam: Thanks, Lorin, and good morning, everyone. I’ll start with some high-level comments on the quarter and then provide some perspective on the proposed Rockwood transaction. Scott will review the performance of our business segments and financial results and I will end by providing perspective on our current outlook.

At the end of our prepared remarks, Matt and Michael will join us to address your questions.

Second-quarter results exceeded our expectations heading into the quarter, with net income of $86.8 million or $1.10 per share, up 10% from the second quarter of last year and up 11% sequentially. Net sales were $605 million, up 5% year over year and 1% sequentially. EBITDA was $145 million, up 11% year over year and 6% sequentially, and second-quarter EBITDA margins were 24%.

Scott will go into the details, but this solid performance was driven mainly by catalyst solutions reflecting better-than-expected customer demand across the segment and higher FCC operating rates in anticipation of a planned August turn around at our Bayport FCC unit.

The strength in catalyst’s offset performance chemicals results where sales and profits declined year over year, mostly due to softer than expected clear completion volumes. Overall, we were pleased with the results of the quarter and solid first half, with sales growth of 4% and segment margins of 23%, up slightly from the first six months of last year.

On July 15, we announced an agreement to acquire Rockwood Holdings in a $6.2 billion transaction. This acquisition is all about growth — growth that is more consistent and predictable than either Company enjoys on its own, growth that will deliver outstanding cash generation and create long-term shareholder value.

The deal will create a premier specialty chemical company with number one or number two global positions across four attractive growth businesses in lithium, bromine, catalysts, and surface treatment. Each segment has attractive growth prospects, excellent margins, and solid market dynamics.

The transaction will bring together two groups of employees with a proven track record of delivering market-leading technology, product innovation, and customized performance-based solutions for their respective customers.

This shareholder value, which we expect to be created in this transaction, comes from four main areas. First, Albemarle’s revenue and earnings growth will be faster, more sustainable, predictable, and consistent. The end markets, geographies, and applications served by the combined entity are more diverse than either Company enjoys today, which will make results less susceptible to a business cycle in any one area.

Second, the $100 million in annual cost synergies we will obtain within two years. Third, the transaction will be accretive to cash earnings in the first year and accretive to adjusted EPS in the second year. Longer term, the profitability of the combined Company will exceed what either Company’s forecast to deliver on a standalone basis.

Finally, the combined Company will generate stronger free cash flow, enabling us to rapidly reduce our leverage, fund organic growth, and return more capital to shareholders in the form of dividend increases and share buybacks.

This transaction creates a much larger company and while there are benefits to larger scale, such as purchasing leverage, SG&A leverage, enhanced credit ratings, and others, this transaction is about much more than just being bigger. This transaction is about creating greater value for our stakeholders.

This transaction accelerates growth, diversifies the portfolio, enables predictable, consistent, and sustainable growth, and generates the free cash flow necessary to rapidly deleverage and continue returning capital to shareholders, all of which lead to higher shareholder value.

We are confident in our ability to deliver the $100 million in annualized synergies. About half of that total will come from the elimination of duplicate costs that both Companies are occurring today. For example, we don’t need two CEOs or two CFOs or two general counsels.

The remainder will come from a more streamlined organizational structure, with fewer layers of management, asset and site consolidations, implementing the best practices of both Companies across the whole, and leveraging our increased scale to realize improved raw materials sourcing.

One example of a synergy that would fall in this latter category is the fact that in Jordan, we self-produce chlorine that we use in the production of bromine. KOH is a byproduct of that chlorine production and KOH is one of the key raw materials purchased by Rockwood’s surface treatment business. We believe we can supply JBC KOH to the surface treatment business and improve our overall profitability.

We will follow a two-in-the-box integration process with employees from Albemarle and Rockwood fully dedicated to the integration team. We have also engaged an experienced third-party in Deloitte Consulting to assist with our integration activities.

I am confident our team will not only reach its goal, but it will — that it will find other areas of cost savings once they become more engaged in the process. Also, we’ve not included any revenue synergies in our $100 million target, but I am equally confident that there will be those types of opportunities as well.

The final point I would make is that if one looks at prior specialty chemicals deals over the past decade, realized synergies have averaged around 8% of the acquired company sales. Our $100 million target amounts to just under 7% of Rockwood’s projected 2014 sales. That makes our target slightly below the historical average, which makes sense, given that these four businesses don’t have tremendous overlap and the premise of the deal is growth, not cost savings.

From a capital structure standpoint, we will initially focus on rapidly paying down debt and reducing leverage. Our optimal leverage will likely be in the range of 2 to 2.5 times net debt to EBITDA. Our free cash flow forecast calls for us to be well within these levels around 2017, assuming the deal closes in the first quarter of 2015.

As you can tell from our public documents related to the transaction, our debt pay down in 2015 is lower than in either 2016 or 2017. While we expect to generate over $500 million in free cash flow in 2015, a significant portion of that cash flow will be necessary to pay taxes due as a result of the structure of the deal.

The structure, however, should allow us to repatriate around $4 billion from outside the US, both at closing and going forward. This upfront tax payment allows us to efficiently repatriate the cash necessary to close the transaction, deleverage, and ultimately return additional capital to shareholders.

This transaction creates a premier specialty chemicals company with leading market positions in attractive end markets and a combined history of providing industry-leading returns to shareholders. Both companies share a culture of strong innovation and a passion for delivering customized performance-based solutions to meet the ever-increasing demands of our customers. I am very excited about what the future holds for the combined Company and for all our stakeholders.

And with that, I will turn the call back over to Scott to discuss this quarter’s results in greater detail.

Scott Tozier: Thanks, Luke. I’m going to begin by reviewing the financial performance of our two business segments and then turn to the details on our P&L and cash flow. Overall, net sales rose 5% year over year to $605 million and segment income came in at $141 million or 23% of sales, up 12% year over year as strong catalyst solutions financial performance offset weaker performance chemicals results.

Our year-to-date free cash flow was $253 million, triple the performance from 2013 on better working capital results.

From a P&L standpoint, this quarter marks the first time we’re reporting with our antioxidants, propofol, and ibuprofen businesses classified as discontinued operations. As previously announced, we have agreed to divest these assets in a transaction that is on track to close this quarter.

During Q2, we took a $60 million after-tax, or $0.76 per-share charge, to reduce the carrying value of these assets and in the coming weeks, we will file an 8-K to re-cash our 2013 Form 10-K for discontinued operations. Just to be clear on the quarter for your models, the revenue and segment income related to discontinued operations are $59 million and $5 million in Q2 2014 and $57 million and $4 million in Q2 of 2013.

We also excluded $3.1 million after-tax or $0.04 per share in acquisition-related costs and a $2.1 million after-tax, or $0.03 per-share charge, related to the write-off for certain costs related to the expansion of a custom services production facility.

Finally, we had a $0.01 per-share benefit during the period, related to non-operating pension and OPEB items. These three items plus the impact of discontinued operations net to $0.82 per share, which, added to the reported EPS of $0.28, gets you to our adjusted EPS of $1.10 for the period.

Turning to the details now, catalysts reported second-quarter net sales of $271 million, up 16% year over year, and segment income of $68 million, up 56% year over year. Segment margins were 25%, up more than 600 basis points versus the second quarter of 2013.

Refinery catalyst solutions performed well, with double-digit sales growth year over year and exceptional profit growth due to substantial margin expansion. Heavy oil upgrading results benefited from higher sales, primarily mix driven, and higher production rates ahead of the upcoming August expansion turnaround of our Bayport facility. Clean fuels technologies also had a great quarter, with profits up double digits, driven by strong volumes and favorable mix.

Performance catalyst solutions also reported solid results, with double-digit volume growth across finished catalysts and polyolefin catalysts, reflecting an improved tone to the metallocene polyolefin market. Overall, catalyst solutions experienced higher pricing year over year, with refinery catalyst pricing improvement somewhat offset by lower pricing in performance catalyst solutions.

Performance chemicals reported second-quarter net sales of $334 million, down 3% from year-ago levels and segment income of $73 million, down 12% year on year on segment margins of 22%. Profitability in both specialty chemicals and fire safety solutions was down, while fine chemistry services results were improved from 2013.

The lower specialty chemicals results were entirely related to customer specific inventory management on clear brine fluids in the Middle East that resulted in lower-than-expected sales in the quarter. Excluding this impact, we saw no evidence of weakness across any geography and from our vantage point, underlying deepwater fundamentals remain favorable.

Fire safety solutions’ profit was down mid-single digits year over year, largely reflecting weaker pricing and demand associated with HBCD, a flame retardant primarily used in insulation foam, which we are transitioning to an alternative polymeric product, GreenCrest.

Across the rest of our brominated flame retardant portfolio, we continue to see evidence of stabilization year over year from both a pricing and volume perspective, and order book trends supportive of our view that servers, automotive electronics, and other growing digital applications, having begun offsetting the slower PC and TV enclosure end markets.

Fine chemistry services reported solid project growth year over year, driven by double-digit volume growth. The primary driver of favorability in this business related to strong electronic materials driven demand, reflecting broadening acceptance of select consumer electronics in this marketplace.

Results also benefited from a one-time payment from a customer as a result of a meet or release presented by that customer. Note that while the second quarter impact was positive, the impact on the balance of the year will reduce custom service profits.

Moving on to a few P&L items — SG&A expenses were $67 million during the quarter, up 9% year over year, driven by higher incentive compensation costs and commissions as we continue to accrue for annual incentives based on compensation versus an extremely low payout in 2013.

R&D expense ended the quarter at $22 million, up slightly at 2%. R&D expense is around 3.6% of sales and within our realignment goals to redeploy resources to growth areas.

Free cash flow — defined as cash flow from operations, adding back pension contributions and subtracting capital expenditures — was $125 million for the quarter and has risen sharply year to date. Through the first half of 2014, free cash flow totaled $253 million, up from $80 million in the year-ago period, driven by a $63 million reduction in working capital versus a use of cash last year and $56 million lower CapEx.

As previously announced, our goal is to permanently reduce working capital by at least $100 million by 2015 as part of our broader supply chain transformation initiative. I am happy with the progress made to date with our net working capital rate as a percentage of sales at 23.5%, down over 130 basis points from year end, nearly halfway to the $100 million goal. However, we do need to show that we can sustain the gains made and continue to make progress in the rest of 2014.

CapEx was only $23 million for the second quarter and totaled $47 million for the first half of 2014 — down over 50% year over year. With major CapEx expenditures behind us, we expect CapEx to continue tracking toward our prior guidance of $100 million to $125 million for the full year.

From a total shareholder return perspective, we returned approximately $122 million to shareholders this quarter, of which $22 million reflected dividends and $100 million related to executing an accelerated share repurchase program.

With the announcement of the Rockwood acquisition, we have suspended our repurchase program, reflecting a shift toward cash accumulation between now and the closing of the deal and toward rapid deleveraging thereafter. Overall, our balance sheet remains a source of strength and flexibility, with strong liquidity of $515 million in cash reserves, net debt of $541 million, excluding nonguaranteed JV debt, and net debt to EBITDA of roughly 1.0 times.

Our effective tax rate, excluding special items, nonoperating pension, and OPEB items for the quarter, was 22.6%, up 230 basis points year over year. At this time, with the same exclusions, we expect our full-year rate to be 23.1%, driven by the level and geographic mix of income and benefits from a favorable mix of income in lower tax jurisdictions.

With that, I’ll turn the call back over to Luke to discuss our outlook.

Luke Kissam: Thanks, Scott. Six months into the year, I would characterize catalyst solutions results being in line with our expectations and performance chemicals results as being below the expectations we had at the beginning of the year. In catalyst, we continue to expect double-digit segment income growth for the year. We continue to believe that refinery catalyst solutions will be the largest contributor to earnings growth.

Specifically, heavy oil upgrading will benefit from continued strong demand globally for FCC catalysts designed to handle heavy resin-based feedstocks, maximized propylene yield, and address the metal contaminants found in North America shale oil. With the capacity expansion at our Bayport facility, which those of you who attended investor day had the opportunity to tour, we have sufficient capacity to meet our growth objectives through 2016. The project is on track for completion in August.

Similarly, we continue to expect improved earnings from clean fuels technologies in 2014, driven by similar volumes to 2013, but with a better product mix. Higher prices will also meaningfully impact refinery catalyst results year over year.

Catalyst segment income is up over 30% year to date. Our outlook for the second half catalyst results calls for the third-quarter segment income in line with the first-quarter levels and fourth-quarter results more in line with second-quarter levels, which would result in double-digit earnings growth for the full year, in line with our expectations. Third-quarter results in catalyst will be down sequentially due to a couple of factors.

First, we expect lower FCC production rates in the third compared to the second quarter. Our Bayport plant will be off-line for a few weeks in August to bring the debottlenecking capacity online, reversing the benefits of the inventory build from the second quarter.

Second, we anticipate that performance — catalyst solutions performance will be down sequentially due to weaker volume and mix versus a strong 2Q, despite an improving market outlook. Third, segment margins will be impacted by our first ever shipment of AlkyClean, currently scheduled for the end of the third quarter.

This product is a new solid acid alkylation technology developed by Albemarle, Neste, and Loomis. It’s the first of its kind in the world. AlkyClean delivers higher octane without using the corrosive hazardous hydrofluoric or sulfuric acid used in existing alkylation processes.

Several oil refiners have interest in AlkyClean, but are waiting to see the product perform in commercial operations. This initial sale is significant from a revenue standpoint, but margins are well below the segment average.

We are excited about the growth potential of this new product, given the size of the addressable market and expect future sales to be at margins more consistent with the segment average. It will, however, take some time to develop new sales.

Finally, we continue to monitor the dynamics around the potential EU and US sanctions on Russia. At this time, it’s too early to tell whether there will be sanctions that restrict us from shipping product for our existing orders. We will obviously comply with all laws and regulations, but there is a possibility that any such sanctions could negatively impact second-half catalyst results.

As we entered the year, our outlook for performance chemicals called for modest year-over-year segment growth, primarily driven by clear completion fluids and curatives performance within specialty chemicals, stabilized brominated flame retardant pricing, and mineral flame retardant growth within fire safety solutions, and a robust electronic materials and pharma pipeline, allowing custom services to effectively manage the expiration of several large contracts.

In custom services, as Scott mentioned, we have been presented with a meet or release price by one of our large customers, which makes future sales economically unattractive. We have elected to release rather than meet, which will result in a lower expected volume for the remainder of the year and a loss of approximately $15 million in forecasted segment income from that contract in the second half.

As a result, rather than this GBU delivering modest segment income growth in 2014, we now expect segment income to come in below 2013 levels.

With respect to brominated flame retardants in particular, our assessment of the market and our order book trends leads us to continue to assume, as we have all year, that while pricing trends continue to stabilize in most applications, we don’t expect meaningful year-over-year growth in earnings or volumes.

As we roll up all of the various factors by business and factor in the impact of discontinued operations, we still expect overall Company annual earnings growth toward the bottom of the 2% to 7% guidance that we provided back in January. We expect earnings in the third quarter to be in between the levels we delivered in the first and second quarters of this year and fourth-quarter results to be close to what we delivered in the second quarter.

With that, at this time, I’ll turn the call back over to Lorin for questions and answers.

Lorin Crenshaw: Operator, we are ready to open the lines for Q&A. But before you do so, I would remind everyone to please limit your questions to two per person at one time so everyone has a chance, then feel free to get back in the queue for follow-ons, if time allows. Please proceed, operator.

Q&A

Operator: (Operator Instructions) Mike Sison, KeyBanc.

Mike Sison: Hey, good morning guys, nice quarter. Luke, in terms of when you think about your portfolio businesses going forward, assuming you get Rockwood, what in your mind is sort of the growth profile of a company — or a business that you want to keep in the portfolio? And maybe just maybe describe some of the characteristics that you want to have in each of the businesses going forward.

Luke Kissam: Yes, okay, Mike, I think if you look at the profiles for what we want, we want to be able to — where we make money and where Rockwood makes money is when we provide customized solutions. We have products, but we’re really selling solutions to the customers. And if you look across the catalyst, the bromine, lithium surface treatment, that’s clearly what’s going on.

There also — if you look at most of those, it’s a very small part of the cost of the overall solution for the product that’s being delivered, but it is, in all events, very key to the qualities in that end product that make it do what it’s supposed to do.

In all events, they’re technology driven. You have to — you are not selling the commodity, you’re selling a derivative product that provides value to that end user. So in that sense, those are the qualities that we are looking for when we look at the products that we want to have in this portfolio, because I think that’s — at its core, that’s what these businesses that Rockwood excels at — at its core, that’s what we do in our core businesses as well.

Mike Sison: Okay, great. And one quick follow up. When we think about where you want the return on capital of the business in total combined going forward, can you maybe talk about what level you think you can get the business to and maybe some of the timing there?

Luke Kissam: What — I will turn that over to Scott. He can talk a little bit about the return on capital. When you’re looking at organic growth and funding organic growth, we traditionally wanted to be at twice our cost of capital and that’s the bar that we use.

I don’t really see that changing from where they are, because the projects that I’ve reviewed with Rockwood in the past, they are consistent now. Sometimes in the past, and if you look at Albemarle and if you look at some of the stuff Rockwood is taking, we’ve expanded recently in advance of demand so that we are there to meet the customers’ demand. And it’s caused some pain for Albemarle, as you are well aware, Mike, of the last couple of years.

I would certainly — we want to learn from that, but we also want to make sure the demand is there to meet the growth, particularly in lithium, as you look toward the announcement about the Gigafactory with Tesla and the Panasonic announcement. So we want to make sure that we are able to meet that demand as the market leader.

Mike Sison: Great, thank you.

Scott Tozier: Yes, Mike, I’ll just add to that — if I can just add to that. The businesses have substantially invested the capital required to drive the earnings growth that we have projected, with the exception of the lithium plant that Luke just talk about.

And as a result of that plus the deleveraging that we are forecasting, we are expecting very good return accretion over the forecasted period over the next four or five years. So we are very excited about that.

Mike Sison: Great, thanks, guys.

Operator: Vin Andrews, Morgan Stanley.

Unidentified Participant: Hi, good morning, this is actually Matt calling for Vincent. Thanks for taking the call. Just on the heavy oil upgrading, it looks like from your slide deck that the volumes were kind of starting to inflect downward. Could you just give us a little bit of color on that in contrast to some of the comments you made in the opening remarks?

Luke Kissam: Sure, I will let Michael handle that.

Michael Wilson: Sure, Matt, this is Michael Wilson. It’s true that for FCC volumes in the second quarter, they were up fairly marginally versus the prior year quarter, but I would discourage you from looking too closely at a single quarter.

If you look at volumes in FCC for the first half of the year versus the first half of last year, we were up double-digit rates. And if you look — our expectation is that for the full year, 2014 over 2013, we will see FCC volumes that are up double digits versus the prior year.

Unidentified Participant: Got it. And then just — you saw a fair amount pickup in margin on the volume that you had this quarter. Is there any color you can give us as to how we should think about the margin rate for the balance of the year and how that might flow to the quarters?

Luke Kissam: Are you asking about catalysts or which —

Unidentified Participant: Catalysts, sorry. For catalysts, yes.

Michael Wilson: Yes, I think in the second quarter, we had particularly strong margins. It was really driven by couple of things. We had good volumes — we talked about the fact that we had high production rates, as we did build some inventory ahead of the outage we have planned in August for our Bayport facility.

But in addition to that, we had strong customer mix. And to be honest with you, the customer mix drove more of the margin improvement than did the inventory build. And that’s really because we are seeing that — this continued trend of refiners processing heavier, dirtier feeds, which are causing higher catalyst addition rates and that happens to be occurring at accounts of customers that are very profitable for us.

Now I would expect as we go forward in the year, those trends are going to continue. I think the sort of segment margin that we had in the second quarter is a bit of an outlier, but overall, I think we see margins in the business improving from where they were at the 2013 level as we go forward.

Unidentified Participant: Got it, thanks. And then just quickly on the pricing in performance chemicals, can you just give any color as to what you are seeing that’s driving some of the stability in pricing?

Luke Kissam: So when you say performance chemicals, I’m assuming you’re talking about bromine price stability, is that right?

Unidentified Participant: Bromine, yes.

Luke Kissam: Okay. We’ll turn it over to Matt.

Matt Juneau: Okay. Matt, I guess in our area what I would say is we have seen this ongoing stabilization that really started late in 2013. It’s held up through the first half of 2014. As always, there are pockets. Some areas are little better, some areas are a little worse, but we’ve talked about the issue of demand.

While PCs and TVs continue to be soft, we are seeing growth from the other areas and that’s helping to stabilize overall demand. And clear brines, while we did have this one-time second-quarter event, overall demand has continued to remain strong. And that’s also helped demand for the bromine chain, if you will, and help to create a more stable pricing outlook.

Unidentified Participant: Great. Thanks very much, I will pass it on.

Operator: Robert Koort, Goldman Sachs.

Robert Koort: Luke, I was wondering — I was looking at some of the stuff you guys had in terms of the pro forma profile for Newco and I noticed between now and 2018, you expected to generate something around 50% incremental EBITDA margins.

I know you talk about the synergy number around $100 million. Is the reason for the rest of that pretty sensational uplift the takeoff in lithium or is it the base Albemarle businesses? Can you sort of give us a sense of where you see that extra $450 million, $500 million of EBITDA coming from?

Luke Kissam: Yes, well, I think the one thing, you’ve got to remember that in May — it’s not in any of the numbers — but if you look in the end of May, Rockwood closed on the acquisition of Talison. So that will be a joint venture that will come in on that from an EBITDA perspective.

It won’t increase for — it’s not consolidated, so won’t hit the revenue line, but it will hit the EBITDA and [margin] line.

Robert Koort: Got it, yes.

Luke Kissam: So that’s a big jump, Bob. And that business — that Talison joint venture is projected to grow over and above what the lithium business is expected to grow overall, so that’s a big piece of it. And then otherwise, when we look at those numbers, it’s consistent from investor relations day, that midpoint case that we talked about at our investor day in Houston.

Robert Koort: Got it, okay. And then you mentioned KOH as an example of a raw material synergy. And I guess I would think that they are selling at market prices and you are buying at market prices, so is it a function of your buying it from somewhere farther away and now it’s closer to you? How you actually get any synergy if you’re both operating sort of at arm’s length in the market? Where do you pick up any benefit?

Luke Kissam: Yes. So we are not — we don’t buy KOH — we produce it, so we’re selling it. And they buy it. But KOH is a byproduct for bromine and we’re not — we don’t make enough KOH to be a real player in that KOH market, so we are moving it however we can move it, because it gets in the way of our producing bromine.

Some years we make some money on it, some years we don’t. It really all depends what that — what the KCL price is that we get when we make — to use to make the bromine. So I think there’s more than a couple million dollars sitting there for us to go capture by being able from a logistic standpoint to take that and ship it. And it really cuts down on whatever profit somebody is making by selling them the KOH should inure to the benefit of the combined Company, if that makes sense.

Robert Koort: Got it. Yes, thanks very much.

Operator: Laurence Alexander, Jefferies.

Laurence Alexander: If you combined the potential hit from Russia and the meet or release in the fine chemistry, what is the potential headwind that you face in 2015? And secondly, if you look at the performance of the polymers business or the bromine chain, do you have the right cost structure or is that something that can be dealt with in conjunction with the integration or will that wait until after the integration?

Luke Kissam: Okay, let me take the first one second. Let me take the first one first. I’m sorry, Laurence. First of all, on the headwind, Laurence, that contract that we lost, that’s a headwind for 2014 in the second half, that approximate $15 million profit that I talked about.

The second for the full year, it would be in the range of $20 million or so or something like that, because it’s backend loaded kind of contract, so that’s the kind of range of a headwind.

And the team is working really hard to replace that. They’ve got some contracts. They are not going to be able to replace it in 2014, but they will work very hard during the rest of this year.

They’ve already got some leads and I’m hoping we’re going to cut that down — that deficit down and I expect they were be able to fill out for 2015. But there’s work to be done for that. From a standpoint on the sanctions, it’s not quite as big, but for this — for the second half of the year, it could be somewhere in the range of, Michael?

Michael Wilson: Well, I think from the catalyst standpoint, you’re talking about mid-single-digit millions in terms of standard gross profit. So it’s not all that great, so.

Luke Kissam: Yes. And it would be — I’m not sure that we would have an order schedule for 2015 if we had one for 2014, so it shouldn’t be a meaningful impact in 2015. And as regard to the structure of performance chemicals, we just went through a restructuring, looked at that hard.

I think that we will obviously — when we — during the integration, we’re certainly going to look across all organizations to be sure we are being as efficiently — as efficient as we possibly can and it will be part of the integration. I wouldn’t say it will be part of anything that would follow, Laurence.

Laurence Alexander: Thank you.

Operator: James Sheehan, SunTrust.

James Sheehan: A question on HBCD. You mentioned GreenCrest is being adopted there. What percentage of your volumes now are represented by the new product versus HBCD.

Matt Juneau: So for us, James, it’s very small, because we are really going to be entering the market in a big way in 2015. So it’s — the big reason for us it’s having an impact in profitability now is because as we are seeing this transition, we’re seeing reduced sales of HBCD before we are able to deliver GreenCrest to the market.

But we will be in the market as that full conversion happens in 2015.

James Sheehan: And when you do convert, what will be the pricing benefit to you, or I should say the — how much are prices higher for the green product versus the old product?

Matt Juneau: Chemtura has commented on that in their earnings call. I’m probably not going to comment beyond what they’ve said. Those kind of numbers are in the right range of delta in price. I think the watch out on that, though, is there is clearly new capital involved, there’s investment involved, so I wouldn’t take that delta in price straight to the bottom line.

James Sheehan: Guys, could you also — real quick on FCC pricing, what were pricing trends like?

Luke Kissam: Michael?

Michael Wilson: Yes, I think in the quarter and also for the year to date, we’ve seen some modestly higher prices in FCC. And as I look at the full-year forecast, I think across the refinery catalyst business, both FCC and CFT, we’re going to see higher prices and they’re going to contribute meaningfully to our year-over-year profit improvement.

James Sheehan: Thank you.

Operator: David Begleiter, Deutsche Bank.

David Begleiter: Luke, just on catalysts, really more on your Q4 guidance. If it is similar to Q2, I think that would imply it’s down versus Q4 a year ago, I may be wrong. But can just you talk about the year-over-year trends in Q4 and catalysts as well as sequential? And also what’s the impact for Takreer in the back of this year?

Luke Kissam: Okay, let me — we will be down year — the fourth quarter for catalysts will be down year over year. If you remember, we had a huge quarter last year. That was a record quarter. So we will be down, but still, I think — we’re looking still for good fourth quarter here. It’s not going to be significantly down, but it will be down for the quarter.

Takreer, all the public announcements are still on track for a fourth quarter start up. We are shipping some of the catalysts — that’s scheduled for the end of this quarter, a E-cat.

And then we’ll have, we believe, either one or two, we don’t know, probably one of the FCC catalysts for the initial load going in the fourth quarter. So that is kind of an October, November kind of start up and that’s the expectations from the engineering firm from Takreer and from the order pattern that we’re seeing.

So that will be a little bit of an uptick in the fourth quarter, which is in our forecast, but next year, it will be a meaningful impact to our FCC demand.

David Begleiter: And just on this $15 million hit from the release of the contract, was that more of a Q4 impact or Q3 or can you help us with that?

Luke Kissam: It’s spread across. It’s almost half and half.

David Begleiter: Very good. And just last maybe for Scott. Scott, the other — corporate on the line, should we — what’s a good run rate for the back half of the year?

Scott Tozier: Yes, so really, where we are headed is around that $20 million to $21 million per quarter.

David Begleiter: Thank you very much.

Operator: Mike Ritzenthaler, Piper Jaffray.

Mike Ritzenthaler: Good morning. Outside of — outside Talison — this is a bit of a follow-up to a previous question — but outside of Talison and the lithium ramp, can you give us a list of the things that have to sort of converge in order for that 2015 to 2018 EBITDA CAGR to come to fruition on Albemarle side? Just looking at the past four or five years for Albemarle, it’s been pretty much flat EBITDA growth. What has to happen on Albemarle side for all of that to come true?

Luke Kissam: Yes. If you look at it on Albemarle side, for that kind of segment income growth to come through, if you go back to what we said in investor day, it really comes down to — from a catalyst standpoint, our portfolio management, so exiting the antioxidant business that we’ve divested. Some manufacturing help, some improvements in manufacturing, and from the additional volume that would be running through those plants at the cost that we have, that’s right.

We had a little bit of price built in and then we had some capacity utilization improvement, you’ll remember in PCS. In the last quarter, we talked about exiting a PCS facility because the organic pricing, there’s just too much capacity out there. So we are exiting that unit, bringing it back to a low-cost area at Pasadena, and filling our SABIC center and then — but that was generally the ramp-up that you would get from a catalyst perspective.

If you look at the segment income margins at the level of performance chemicals, again, we talked about portfolio management, so it was the ibuprofen, the propofol divestiture will increase our margins there. Improvement — focused improvement on our mineral flame retardant margins, a way to — some projects to reduce costs there, and also watching our customer base to be sure we’re getting the best mix of products that we can there.

And then it became pricing that was built into that as well as increased utilization rates for bromine. You’ll remember in Houston, we talked about on a run rate basis that we have today in 2014, with that allocation of bromine to the derivative products that we do, on average, every additional met ton of bromine results in $3000 of profit, over and above what we are making today.

So tremendous leverage as the growth of bromine and we utilize those assets better. So what we need to do from the Albemarle legacy business to deliver that kind of EBIT margin spread and growth that’s in that isn’t any different than the middle case that we talked about at our investor day presentation in Houston.

Mike Ritzenthaler: Okay, that’s helpful. Switching a bit to completion fluids, have completion fluids normalized into 3Q and I’m curious whether the impact in 2Q was just the Gulf or was there some sort of softer component internationally as well?

Matt Juneau: So, Mike, I will take that. No, specifically to us — and I think Scott noted it — our issues in the second quarter were related to the Middle East and it was really just a matter of customer inventory management.

The trends that we see overall for us are unchanged. The Middle East right now, as you know, has gone through Ramadan and now the Eid holiday, so we’re probably going to see what happens as we head into early August and they really go back to work.

Gulf of Mexico for us was okay in the first half of the year. Southeast Asia — it was a little soft in the first half, has now picked up as we start the second half of the year.

Mike Ritzenthaler: Okay. Thank you very much, guys.

Operator: Dmitry Silversteyn, Longbow Research.

Dmitry Silversteyn: A couple of questions, mostly of a follow-up nature, if I may. You talked about — or in your slide presentation as well as your prepared remarks — you talked about the polymerization catalyst market, the performance catalyst market conditions improving, but you’re looking for a down quarter in the third quarter versus second quarter in that business. Is that seasonality? Is there timing of orders, is there something going on that we should keep in mind as we look towards second half of the year?

Michael Wilson: Dmitry, this is Michael Wilson. I think overall, the fundamentals in that business are improving, but I think the second quarter was a bit exceptional in terms of the product mix we had in the volumes, so — sequentially, we’re saying that we will be down first quarter versus second, but overall, I’m encouraged about the demand outlook that we are seeing, particularly in the finished catalyst portion of the business and the component side of the business.

Now we have talked about the organometallics are basically the sort of precursors to those finished catalysts, and there’s no question that there’s overcapacity in that market and there’s price pressure in that market. And that’s the reason that we took the actions that Luke talked about around our contract manufacturing earlier in the year.

So pricing on the organometallic side is going to remain under pressure for some time, but the fundamentals of the volume improvement as well as the components in finished catalyst business are encouraging. So I expect to see continued improvements over a longer time period as we go forward.

Dmitry Silversteyn: Okay. And then the second question on the strong volume growth that you’re seeing in FCC catalysts. I think you talked about double-digit growth expectations for 2014 versus 2013, if I heard you correctly.

Some of that, obviously, is mixed with the heavy resid and some of this other products that that market is demanding right now. But I think you’ll have to agree, the double-digit growth is very uncharacteristic for FCC business, so how long can you keep it up and what do we see on the other side of it, come 2015, 2016?

Luke Kissam: I think — first of all, we got to look — it is hard to keep up, Dmitry, I agree with that. So I don’t — you all might have a view we’re going to grow volume in FCC catalyst 10% every year. I’d love to be able to do that, but that’s a hard.

Next year, what we will have coming online is Takreer, and that will be a big volume. So I think next year in 2015, I expect to grow our catalyst volumes again in 2015 with a full year of Takreer.

Now we’ve got to — here’s what we’ve got to do, though — we’ve got to keep that business. And the way you keep business in FCC is you meet — you help those refineries make more money by providing that customized solution, which means our technology has to be cutting edge and it has to be the best.

So we’re investing in R&D, we’re working with our technical sales organization to ensure we do that, but we don’t take any of this volume for granted. We don’t take any existing volume we have for granted, because there are obviously competitors out there who are working on that technology for our sweet spot, just the way we are.

So we’ve got to keep that expertise and that technological edge, but if we do that, I’m confident and in 2015 we will grow and then we will see about 2016 down the road.

Dmitry Silversteyn: Sounds good, Luke. Thank you.

Operator: Chris Kapsch, Topeka Capital Markets.

Chris Kapsch: Luke, I appreciate your enthusiasm for the impending Rockwood transaction. How about — with your stated objective of generating strong cash flow and rapidly deleveraging once that deal closes, I’m just wondering if you anticipate or in contemplating any sort of change in behavior, either strategically or tactically in your existing business to help enhance the profitability of those businesses or cash generation there with the eye towards deleveraging?

Luke Kissam: Yes, I — so from a strategic standpoint, we’re not going to run our core businesses any different than the way we run them today. Catalyst, we’re going to continue to try to sell for value as well as with bromine.

I think the important thing is most of the capital that we need to fund the growth for those businesses we spent in 2011, 2012, and so I don’t see — I don’t see a whole lot of capital coming. We will continue to work our working capital to free up cash, but we’ve started that already, so I don’t see any strategic change in the way we operate our core businesses.

Chris Kapsch: Okay, and then I think you — in your prepared remarks, you talked about getting inside your targeted 2 to 2.5 turns of leverage ratio by 2017. And just obviously to reduce that leverage ratio, you don’t necessarily have to reduce the numerator, you can also increase the denominator, of course.

And then — there’s slide in your SEC filings where you have a five-year projected Newco EBITDA bridge and in 2017, it looks like you are sort of projecting $1.4 billion in EBITDA for the combined Company. So basically if you grow EBITDA to that level, it looks as though you would be within your targeted leverage ratio without really paying down any debt.

In other words, you just grow into a more favorable leverage ratio. So I’m wondering over that timeframe, between now and 2017, if you’re generating at least $1 billion in cumulative access free cash flow, what would be the intention of that $1 billion, above and beyond just paying down debt. Because it looks like you don’t necessarily have to pay down debt to get to a more coverage - leverage ratio.

Luke Kissam: That’s right. Now, look, that’s a forecast and there’s upsides and there’s downside to every forecast, okay? And everybody who lived through 2008 and 2009 knows that bad things can happen.

And so what we’re going to do is we — when I say we’re going to deleverage, I also said we’re going to pay down debt. So our initial focus is going to be we’re going to pay that debt down. And if we are generating that kind of EBITDA, we will be able to pay down fast, we’ll get to that leverage quicker.

And then what we’re going to do is we’re going to do we always do — we’re going to drive shareholder value, we’re going to look at organic growth opportunities, we’re going to look at stock buybacks, and we will certainly look at increasing the dividends. So our total focus on this is going to be on driving shareholder value and quality returns for our stakeholders.

Chris Kapsch: Great, thanks.

Operator: Steve Schwartz, First Analysis.

Steve Schwartz: First, a nuts and bolts question. Luke, you mentioned lower end of the earnings growth range, 2% to 7%. Is that baseline for 2013 being adjusted with the product line sales and can you give us that number?

Luke Kissam: Yes, you need to take that into account and Scott —

Scott Tozier: From $0.05 adjustment on last year, so —

Luke Kissam: Yes, about $0.05 adjustment.

Steve Schwartz: Okay. And then just as a follow-up, another bromine producer mentioned this week that they were having some difficulties in Israel because of the local strife. Is that an opportunity for you or is it impacting Jordan? Can you give us some color there?

Matt Juneau: So Jordan has not been impacted yet, Steve. We haven’t seen any impact on our ability to shift or move bromine. There’s only one port out of Jordan. That port in Aqaba is still moving product okay. We have not yet seen significant impact related to the issues in Israel impacting shipments.

Steve Schwartz: Okay, great, thanks Matt. Thank you, Luke.

Operator: This is all the time we have for questions. At this time, I would like to turn the call back over to Mr. Lorin Crenshaw for your closing remarks.

Lorin Crenshaw: Well, just want to say thank you for your time and your attention. If you have additional questions, give me a call and have a good day.

Operator: Ladies and gentlemen, this concludes your presentation and you may now disconnect. Enjoy your day.